Exhibit 99.1

1.	Risks relating to credit ratings of Barclays PLC (“Barclays”) and Barclays Bank PLC (“Barclays Bank” and together with Barclays, the “Issuers”)

A downgrade of the rating assigned by any rating agency to the Issuers and, if applicable, to any securities of the Issuers (the “Securities”) could adversely affect the liquidity or market value of the Securities. Ratings downgrades could occur as a result of, among other causes, changes in the ratings methodologies used by rating agencies. Changes in rating agencies’ views of the level of implicit sovereign support for European banks and their groups are likely to lead to ratings downgrades

Any rating assigned to the Issuers and/or, if applicable, the Securities may be withdrawn entirely by a rating agency, may be suspended or may be lowered, if, in that rating agency’s judgment, circumstances relating to the basis of the rating so warrant. Ratings may be impacted by a number of factors which can change over time, including the rating agency’s assessment of: the issuer’s strategy and management’s capability; the issuer’s financial condition including in respect of capital, funding and liquidity; competitive and economic conditions in the issuer’s key markets; the level of political support for the industries in which the issuer operates; and legal and regulatory frameworks affecting the issuer’s legal structure, business activities and the rights of its creditors. The rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry, or political or economic region. If rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of changes to applicable ratings methodologies, the rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities.

During the first half of 2015, Moody’s and Standard & Poor’s are expected to implement revised methodologies applicable to bank ratings, intended to address the on-going implementation of resolution frameworks applicable to banks, such as those provided for in the U.K. Banking Act, as amended, and related rules and guidance. Among other things, the revised methodologies are expected to impact the agencies’ assessment, for the different creditor classes, of both the probability of default, and the expected loss to creditors in the event of a bank failure. In addition, each of Moody’s, Standard & Poor’s and Fitch (together, the “CRAs”) has stated its view that extraordinary government support for European banks is likely to diminish as enhanced bank resolution frameworks are implemented. Among other factors, this has led in part to the “negative” ratings outlook assigned in 2014 to the ratings of various systemically important European banks, including the Issuers. Consistent with this view, on February 3, 2015 Standard & Poor’s placed Barclays Bank’s long- and short-term ratings on “credit watch with negative implications”. Standard & Poor’s stated that the “credit watch” status reflects the possibility that they may remove all systemic sovereign support notches currently supporting Barclays Bank’s ratings, and they expect to resolve the “credit watch” placement by early May 2015. In addition, on such date Standard & Poor’s downgraded Barclays’ long-term rating and affirmed Barclays’ short-term rating and the ratings of Barclays’ hybrid capital instruments. Moody’s and Fitch have also expressed their intention to review, during the first half of 2015, the level of “sovereign support” in their ratings of financial institutions. The timing and outcome of the proposed changes in bank ratings methodologies, and the related review of ratings for removal of “sovereign support”, remain uncertain. The Issuers expect that when such revised methodologies are implemented and/or such reviews are completed they are likely to result in downgrades to the ratings assigned by some or all of the CRAs to the Issuers and/or some or all of their outstanding Securities (to the extent the Securities had an assigned rating).

If the Issuers determine to no longer maintain one or more ratings, or if any rating agency withdraws, suspends or downgrades the credit ratings of the Issuers, or, if applicable, the Securities, or if such a withdrawal, suspension or downgrade is anticipated (or any rating agency places the credit ratings of the Issuers or, if applicable, the Securities on “credit watch” status in contemplation of a downgrade, suspension or withdrawal), whether as a result of the factors described above or otherwise, such event could adversely affect the liquidity or market value of the Securities (whether or not the relevant Securities had an assigned rating prior to such event).